                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                                 Hypercom Corp.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   44913M105
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                                 (CUSIP Number)


       Jonathan Killner, 2851 West Kathleen Road, Phoenix, Arizona 85053
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 July 31, 2001
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 44913M105               13D                          PAGE 2 OF 6 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    Michelle Investments LLC
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
    Not Applicable                                                       (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    AF
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
    Not Applicable
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
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                7   SOLE VOTING POWER
  NUMBER OF
                    3,475,248
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,475,248
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,475,248
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     Not Applicable
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.53%
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14   TYPE OF REPORTING PERSON (See Instructions)

     OO
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CUSIP NO. 44913M105               13D                          PAGE 3 OF 6 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    Sam Buchbinder
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
    Not Applicable                                                       (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    PF
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
    Not Applicable
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
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                7   SOLE VOTING POWER
  NUMBER OF
                    3,475,248
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,475,248
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,475,248
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     Not Applicable
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.53%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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                                                                     Page 4 of 6


ITEM 1.   SECURITY AND ISSUER

          Hypercom Corporation
          2851 West Kathleen Road
          Phoenix, AZ 85053

          Common Stock

ITEM 2.   IDENTITY AND BACKGROUND

          (a) & (b) The identity and background of the Reporting persons are:

          Michelle Investments LLC
          500 Skokie Boulevard
          Suite 380
          Northbrook, IL 60062

          Sam Buchbinder
          500 Skokie Boulevard
          Suite 380
          Northbrook, IL 60062

          Michelle Investments LLC is a newly formed Illinois limited liability company. Sam Buchbinder, a U.S. citizen, controls the voting and disposition of the shares held by Michelle Investments LLC. Accordingly, Mr. Buchbinder may be deemed to beneficially own such shares.

          (c) Mr. Buchbinder is the CEO and President of Baron Financial Corp., a venture capital company. Michelle Investments LLC is a company formed by Mr. Buchbinder to invest in companies, including Hypercom Corp.
          (d)  Not Applicable
          (e)  Not Applicable
          (f)  See (a) and (b) above


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On June 6, 2001, Michelle Investments LLC loaned $15 million to the Registrant. The loan is for one-year term and is evidenced by a loan agreement and a 7.5% promissory note. Also in connection with that loan, the Registrant entered into a stock warrant agreement with Michelle Investments LLC to purchase 1,000,000 shares of the Registrant's Common Stock at an exercise price of $3.19 per share, which Warrant expires on June 6, 2003. On July 31, 2001, Michelle Investment LLC purchased 2,475,248 shares of the Registrant's common stock for $7.5 million through a reduction in the Registrant's note payable by the same amount.

          The source of the funds to make such loan was personal funds of Mr. Sam Buchbinder, the controlling person of Michelle Investments LLC.


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                                                                     Page 5 of 6


ITEM 4.   PURPOSE OF TRANSACTION

          The shares of common stock acquired as described in Item 3 above was for investment purposes.

          (a)   None
          (b)   None
          (c)   None
          (d)   None
          (e)   None
          (f)   None
          (g)   None
          (h)   None
          (i)   None
          (j)   None

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) & (b) The aggregate number of shares owned beneficially by Michelle Investments LLC, directly, and Mr. Buchbinder, indirectly, are 2,475,248 shares of common stock plus a stock purchase warrant to purchase an additional $1,000,000 shares of common stock, representing in the aggregate 8.53% of the class of common stock. Mr. Buchbinder controls the voting and disposition of the shares held by Michelle Investments LLC.

          No transactions in the class of securities reported on were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

          (c)   None
          (d)   None
          (e)   Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None



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                                                                     Page 6 of 6

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          None

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 17, 2002
----------------
Date

/s/ Sam Buchbinder
------------------
Signature

Sam Buchbinder, Individually and as Manager of Michelle Investments LLC
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Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.